UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission File Number:
001-14010

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:
Waters Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Required Information

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025

Notes to Financial Statements

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025

Exhibit

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Grant Thornton LLP	Filed with this Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan
Date: June 25, 2026	By:	/s/ Amol Chaubal
Amol Chaubal
Senior Vice President and Chief Financial Officer

WATERS EMPLOYEE INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
as of December 31, 2025 and 2024
and for the Year Ended December 31, 2025

*
Other supplemental schedules required by
Section 2520.103-10
of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Employee Benefits Investment Committee, Plan Administrator, and Plan Participants
Waters Employee Investment Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2006.
Melville, New York
June 25, 2026

WATERS EMPLOYEE INVESTMENT PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Investments, at fair value (Note 3)	$1,367,948,830	$1,240,408,037
Notes receivable from participants	8,220,619	8,282,684
Employer contributions receivable	1,399,655	935,778

Net assets available for benefits	$1,377,569,104	$1,249,626,499

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2025

Additions
Net investment income:
Net appreciation in fair value of investments	$198,257,630
Interest income	1,909,890
Dividend income	8,080,230

Total investment income	208,247,750
Interest income on notes receivable from participants	593,849
Contributions:
Employer’s contributions	22,208,690
Participants’ contributions	38,533,845
Rollovers	6,291,800

Total contributions	67,034,335

Other income	88,948
Total additions	275,964,882
Deductions
Benefits paid directly to beneficiaries and participants	147,593,370
Administrative expenses	428,907

Total deductions	148,022,277

Net increase	127,942,605
Net assets available for benefits:
Beginning of year	1,249,626,499

End of year	$1,377,569,104

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024
1 Description of Plan
The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “Code”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
Employees are eligible to participate and are automatically enrolled in the Plan immediately upon their date of hire or rehire. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% of annual eligible compensation and increase 1% each year until contributions reach 6% of annual eligible compensation.
Contributions
Subject to certain limitations under the Code, participants may elect to voluntarily contribute to the Plan through payroll deductions from 1% to 60% of their annual compensation, as defined in the Plan document, on a pretax basis and/or on an after-tax
basis as a Roth 401(k) contribution. Participants who have attained age 50, or who will reach age 50 during the year, may elect to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan. As of December 31, 2025 and 2024, participants had various investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return.
For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and annual incentive bonuses or certain other designated incentive plans. The Employer will match 100% of the first 6% of compensation contributed by the participant to the Plan on a combined pretax and Roth 401(k) basis. The Employer matching contribution is effective immediately upon date of eligibility and follows the investment elections
selected by the participant for employee contributions. All contributions are subject to the limitations of the Code.
Participants direct their elective contributions into various investment options offered by the Plan, which include a self-directed brokerage account feature and a stock fund for common stock of Waters Corporation (the “Stock Fund”), and can change their investment options on a daily basis.
The Plan is a Safe Harbor Plan, which provides for pretax or Roth 401(k)
catch-up
contributions by participants who have attained age 50 before the close of the Plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Vesting
Participants are immediately vested in their voluntary contributions as well as Employer matching contributions, plus actual earnings thereon.
Rollover Election
Employees may make an eligible rollover contribution to the Plan at any time.
Administration
Fidelity Management Trust Company (“Fidelity”) is the trustee and custodian for the Plan. Fidelity Workplace Services LLC is the recordkeeper for the Plan.
Benefits
Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary may elect to receive a lump-sum
amount equal to the value of the participant’s vested interest in his or her account balance or annual or more frequent installments over a period not to extend beyond the life expectancy of the participant. The Plan also allows participants who are actively employed and have attained the age of 59 1/2 to withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals.
Administrative Expenses
Certain administrative expenses, including loan maintenance, brokerage account fees, the Stock Fund administrative fees and in-service
withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company. A portion of the operating expenses and management fees is returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits.
Notes Receivable from Participants
Participants in the Plan may borrow from their account balance, with a maximum of two loans permitted per participant. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances. Principal and interest are repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participant’s account balances. At December 31, 2025, interest rates on outstanding loans ranged from 3.25% to 8.50%.
2 Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Transactions and Investment Income
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Employee Benefits Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend
date. Interest income is recorded on the accrual basis as earned.
Waters Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. The common stock was valued at $379.83 and $370.98 per share at December 31, 2025 and 2024, respectively.
Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Contributions
Employer and participant contributions are recorded in the period in which payroll deductions are made from the participant’s compensation.
Benefit Payments
Benefit distributions are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3 Fair Value Measurements
In accordance with the accounting standards for fair value measurements and disclosures, the Plan’s assets are measured at fair value on a recurring basis as of December 31, 2025 and 2024. Fair values determined by Level 1 inputs utilize observable data, such as quoted prices in active markets. Fair values determined by Level 2 inputs utilize observable data points other than quoted prices in active markets that are observable either directly or indirectly. Fair values determined by Level 3 inputs utilize unobservable data points for which there is little or no market data, which require the reporting entity to develop its own assumptions. If the Plan were to change its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it would need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Plan would recognize these transfers at the beginning of the reporting period in which the transfers occurred. During the years ended December 31, 2025 and 2024, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2025:

	Total December 31, 2025	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Waters Corporation Common Stock	$66,671,560	$66,671,560	$—	$—
Interest-bearing cash	1,902,288	1,902,288	—	—
Mutual funds	91,975,288	91,975,288	—	—
Self-directed brokerage assets	61,217,309	61,217,309	—	—
Common collective trusts	1,146,182,385	—	1,146,182,385	—

Total assets in the fair value hierarchy	$1,367,948,830	$221,766,445	$1,146,182,385	$—

The following table discloses the
Plan’s
assets measured at fair value on a recurring basis as of December 31, 2024:

	Total December 31, 2024	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Waters Corporation Common Stock	$68,447,665	$68,447,665	$—	$—
Interest-bearing cash	2,037,077	2,037,077	—	—
Mutual funds	108,329,133	108,329,133	—	—
Self-directed brokerage assets	55,331,574	55,331,574	—	—
Common collective trusts	1,006,262,588	—	1,006,262,588	—

Total assets in the fair value hierarchy	$1,240,408,037	$234,145,449	$1,006,262,588	$—

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for the common stock of Waters Corporation.
Investments with original maturities of three months or less when purchased are considered interest-bearing cash. The fair values are based on observable market prices and, therefore, have been categorized in Level 1 of the fair value hierarchy.
Investments in mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Investments under the self-directed brokerage account are participant-directed investments that primarily include common stocks, mutual funds, certificates of deposit (“CDs”), and cash. Common stocks are valued at the closing price as reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. CDs are valued at amortized cost, which approximates fair value.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Investments in common collective trusts are stated at fair value based on the published NAV per unit in the trust provided by Fidelity at year end. While participant transactions for common collective trusts take place daily, certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would require a redemption notice period of up to twelve months.
The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4 Related-Party Transactions
Certain Plan investments are shares of mutual funds or collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest
transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $428,907 for the year ended December 31, 2025. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest
transactions.
The Plan has investments in shares of the common stock of Waters Corporation through the Stock Fund. During the year ended December 31, 2025, the Plan purchased units in the Stock Fund in the amount of $1,476,039; sold units in the Stock Fund in the amount of $5,108,798; and had net investment appreciation of $1,676,326, administrative expenses of $35,003 and interest and dividend income of $80,542. The total value of the Plan’s investment in the Stock Fund, which includes the common stock of Waters Corporation and related interest-bearing cash, was $68,573,848 and $70,484,742 at December 31, 2025 and 2024, respectively.
Certain operating expenses and management fees are returned to the Plan based on revenue sharing arrangements with Fidelity. As Fidelity is the trustee and custodian of the Plan, these transactions qualify as party-in-interest
transactions. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits. The Plan received $88,948 in revenue sharing payments for the year ended December 31, 2025, which was used to offset $428,907 of administrative expenses incurred by the Plan.
5 Plan Amendment and Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to otherwise amend or terminate the Plan at any time, subject to the provisions of ERISA and the Code. In the event of Plan termination, participants would remain 100% vested in their account balances.
6 Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 16, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the effective date of the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

WATERS EMPLOYEE INVESTMENT PLAN
Form 5500 – Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2025

EIN: 04-3234558
Plan Number 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	value
Waters Corporation Stock Fund
*	Fidelity Management Trust Company (FMTC)	Interest-Bearing Cash	**	$1,902,288
*	FMTC	Waters Corporation Common Stock	**	66,671,560

	Total Waters Corporation Stock Fund			68,573,848
Mutual funds
	Allspring	Allspring Special Mid Cap Value Fund – Class R6	**	2,037,643
	American Funds	American Funds Washington Mutual Investors Fund - Class R6	**	35,543,879
	MassMutual	MassMutual Mid Cap Growth Fund – Class I	**	15,886,287
*	FMTC	Fidelity Investments Money Market Government Portfolio - Institutional Class	**	38,507,479

	Total mutual funds			91,975,288
Notes receivable from participants
*	Notes receivable from participants	Interest rates ranging from 3.25% to 8.50%; maturity dates through 2045	—	8,220,619
Self-directed brokerage assets
*	FMTC	Self-Directed BrokerageLink	**	61,217,309
Collective trusts
*	FMTC	Fidelity Freedom Blend 2010 Fund - Class R	**	1,506,481
*	FMTC	Fidelity Freedom Blend 2015 Fund - Class R	**	2,103,739
*	FMTC	Fidelity Freedom Blend 2020 Fund - Class R	**	32,210,864
*	FMTC	Fidelity Freedom Blend 2025 Fund - Class R	**	43,005,870
*	FMTC	Fidelity Freedom Blend 2030 Fund - Class R	**	94,369,432
*	FMTC	Fidelity Freedom Blend 2035 Fund - Class R	**	66,514,408
*	FMTC	Fidelity Freedom Blend 2040 Fund - Class R	**	73,035,798
*	FMTC	Fidelity Freedom Blend 2045 Fund - Class R	**	50,525,069
*	FMTC	Fidelity Freedom Blend 2050 Fund - Class R	**	46,999,402
*	FMTC	Fidelity Freedom Blend 2055 Fund - Class R	**	33,913,109
*	FMTC	Fidelity Freedom Blend 2060 Fund - Class R	**	19,176,813
*	FMTC	Fidelity Freedom Blend 2065 Fund - Class R	**	5,384,742
*	FMTC	Fidelity Freedom Blend Retirement Fund	**	5,854,234
*	FMTC	Fidelity Diversified International Commingled Pool	**	35,813,694
*	FMTC	Fidelity Managed Income Portfolio Class II	**	15,717,571
*	FMTC	Fidelity Growth Company Commingled Pool	**	260,091,432
*	FMTC	Fidelity Institutional Asset Management U.S. Bond Index Commingled Pool - Class D	**	56,422,959
	Geode Capital Management Trust Company	Spartan 500 Index Pool - Class D	**	209,744,757
	Geode Capital Management Trust Company	Spartan Extended Market Index Pool - Class D	**	48,918,284
	Geode Capital Management Trust Company	Spartan Total International Index Pool - Class D	**	30,435,899
	American Century Funds	American Century U.S. Small Cap Value Equity Fund	**	14,437,828

	Total collective trusts			1,146,182,385

	Total investments			$1,376,169,449

*	Party-in-interest
**	Not applicable as investments are participant-directed